                               Jhaveri Value Fund
                                 (216) 356-1565



November 3, 1997


Dear Fellow Shareholders:

The Jhaveri Value Fund has completed three years of successful operation. The Fund declared a dividend of $2.45 in December 1997 and closed at $14.07 on March 31, 1998. The annualized return for JVF since inception on May 3, 1995 was 19.24% . JVF's performance for its fiscal year ended March 31, 1998 was 33.7%. This performance was achieved with an average cash position 24.1%. On an invested dollar basis, JVF's return was 44.4%. Currently, JVF's cash position has been reduced down to under 5%.

                                March 31, 1996   March 31, 1997   March 31, 1998
                                --------------   --------------   --------------

Total Net Assets                    $9,059,632      $10,939,999      $16,373,823
Net Asset Value                        $12.38*         $12.64**        $14.07***
* After payment of $0.41 dividend
** After payment of $0.90 dividend
*** After payment of $2.45 dividend

Although JVF had a successful year, the Fund lagged the S&P 500 performance. Much of the S&P 500 gains were due to excessive rises in the large cap stocks. JVF is invested in large cap stocks, but is also invested in undervalued mid and small cap stocks. This combined with the large cash position contributed to the divergence in performance.

The current market environment is a rotationally correcting market. Many industries are making new highs while other industries are approaching their bottom. This is an ideal environment for the Jhaveri Value Fund's investment strategy. We are able to sell many stocks that are entering the "Optimum Sell Range"; simultaneously, we are buying stocks that are entering the "Optimum Buy Range". This allows us to maintain an undervalued portfolio even as the market continues to rise. With market valuation and volatility reaching new highs, it is paramount that the adviser keep in focus the goals of preservation of capital and long term capital appreciation. The following table shows the year to date returns of the major averages compared with JVF:

                               Year to Date Return
                                  as of 4/30/98

                  Dow Jones Industrial                              14.61%
                  Standard & Poors 500                              14.56%
                  Jhaveri Value Fund                                17.60%

This good performance was achieved at a low turnover rate of 59% in the latest fiscal year and 55% and 45% in the previous two years. This low turnover rate is a direct result of our optimum Buy/Sell/Hold investment strategy. With this strategy, it usually takes between one and three years for a stock to move from the "Optimum Buy Range" to the "Optimum Sell Range". This low turnover rate will take advantage of the recent tax changes.

Market Outlook:

With the market above 9000, investors are asking "Is the stock market overvalued?", "Why does the market keep going up?", and "How will JVF manage this overvaluation?"

Is the Stock Market Overvalued?

The market is overpriced and extended when you compare current fundamental and technical valuations with historical benchmarks. The following fundamental and technical benchmarks are at various levels of overvaluation:


    Fundamental Benchmarks                        Technical Benchmarks
    ----------------------                        --------------------
o   Price/Dividend                             o  Bullish/Bearish Advisers
o   Price/Earnings                             o  Insider Buy/Sell
o   Price/Sales                                o  Call-to-Put Ratio
o   Price/Book                                 o  Short Interest
o   Price/Cashflow                             o  % Stocks above 200 Day Mvg Avg
o   Price/Earnings Growth                      o  % Stocks above 50 Day Mvg Avg
o   Price/Revenue Growth                       o  Premium over 200 Day Mvg Avg

For example, dividend yields are at all-time lows with the S&P 500's dividend yield at 1.6% The current Price/Earnings ratio on the S&P 500 is at 21 times versus the 25-year average of 13 times. Similarly, other fundamental ratios are approaching multi-year highs.

The overall technical picture is approaching overvaluation. The percent of stocks above their 200 day and 50 day moving averages is exceeding 70%. The market has historically corrected when the percentage exceeds 80%. Similarly, other technical factors are approaching overvaluation.

"Is the stock market overvalued?" From a historical perspective, the answer is yes.

Why does this market keep going up?

This  market  continues  to rise  because of two major  factors:
  1)  Excessive  cash  flowing  into in the stock  market, and
  2)  Strong economic fundamentals.

In 1997, $18 - $20 billion flowed into equity mutual funds every month for a total of $218 billion. Another $220 billion inflow is expected in 1998. There are many reasons and sources from which cash is flowing into the market:

1. The long bull market has attracted average investors to invest their maturing bank CDs and money market funds into equity mutual funds. Retirement funds like 401Ks, IRAs, and College Endowment Funds are also allocating higher percentages into stocks versus other asset classes.

2. The real interest rate in the US is higher than in other industrialized nations such as Japan and Germany. As a result of higher interest rates and lower inflation, the dollar is strengthening against other countries' currencies. This strong dollar and higher interest rates are attracting foreign funds into the US market.

3. Both the merger and acquisition activity, as well as the repurchase of stock by US companies, is continuing to increase. This further reduces the supply of stock and increases the cashflow available for investment in US stocks.

4. Over the last eight years, every market decline has been followed by a greater rise in the market. As a result, investors have been rewarded every time for purchasing when the market dips, which further fuels the market.

5. Direct investment by individual investors has increased dramatically due to electronic trading, very low transaction costs, and easy access to stock information.

This increase in demand for stock with shrinking supply of stock is occurring during a strong economic environment:

1. Low CPI, PPI, and GDP deflator indices, indicators of overall inflation, suggests that the economy may continue on a low inflation track for a while.

2. With a balanced or surplus budget and a declining deficit as a percentage of GDP, the Federal Reserve may continue to support low interest rates.

3. As the demand for US dollars and dollar denominated investments continues to rise from industrialized and emerging nations, the dollar may continue to strengthen against world currencies.

Thus, under low inflation, low interest rates, a strengthening dollar, and large cashflow into stocks, the market may continue to move higher in spite of overvaluation.

How will JVF manage this overvaluation?

The JVF portfolio has over 200 companies in over 40 different industries. Not only is the portfolio diversified, it is well balanced in terms of stocks in the Buy/Sell/Hold ranges. With the current rotationally correcting market, we are continually replacing stocks in the Optimum Sell Range with stocks in the Optimum Buy Range. With this strategy JVF participates in the upside momentum of the market, selling stocks that have limited upside potential. These stocks are replaced with undervalued stocks with lower downside risk. As a result of this strategy, JVF's portfolio continues to be undervalued even as the market continues to rise.

We are confident that JVF's prudent market strategy of stock selection, value investing, risk management, diversification, and dollar cost averaging, will perform well under any market conditions.

Sincerely,


Ramesh C. Jhaveri                                             Saumil R. Jhaveri
Chief Executive Officer                                       President

                             Schedule of Investments
                             Jhaveri Value Fund, Inc
                                 March 31, 1998

COMMON STOCK - 92.36%

    Units   Description                         Value

Aerospace/Aircraft/Defense - 0.23%
      700  Boeing Co.                          36,488
                                            ---------

Auto Parts-Retail/Wholesale - 0.56%
    2,100  Discount Auto Parts *               50,925
    1,700  Pep Boys-Manny, Moe & Jack          39,419
                                            ---------
                                               90,344

Auto/Truck Replace/Orig Parts - 0.78%
      600  Cummins Engine Co.                  33,075
    5,500  Exide Corp                          93,156
                                            ---------
                                              126,231

Banks-Money Center - 0.19%
    2,500  Bank Tokyo - Mitsubishi             30,156
                                            ---------

Beverages-Alcoholic/Soft Drink - 0.21%
      900  Seagram Co. Ltd                     34,369
                                            ---------

Broadcasting-Radio/TV/Cable - 1.48%
    2,360  Ascend Communications *             89,385
   10,300  Cabletron Systems Inc. *           149,994
                                            ---------
                                              239,379

Building Products-Retail/Whole - 0.30%
    1,400  Building Materials *                19,075
    1,700  Eagle Hardware & Gar *              29,963
                                               49,038

Building Products-Wood - 0.16%
      400  Georgia Pacific Corp.               25,900
                                            ---------

Building-Heavy Construction - 2.19%
   15,500  Empresas ICA Sociedad SA ADR       186,000
    1,300  Fluor Corp.                         64,675
   16,600  Grupo Tribasa SA ADR *             102,713
                                            ---------
                                              353,388

Chemicals-Diversified - 0.54%
    5,700  Shanghai Petrochem                  87,994
                                            ---------

Chemicals-Specialty - 0.15%
    2,000  Borden Chemical & Plastics Lp       14,375
      700  Freeport McMoran Sulphur Inc *      10,150
                                               24,525

Commercial Services - 1.23%
      400  Corrections Corp Amer *             13,650

    Units   Description                         Value

    1,000  FPA Medical Mgmt *                  15,438
    5,400  Medpartners Inc *                   55,350
    9,800  Physicians Resource Group *         36,750
    4,200  Sensormatic Electronics Corp.       68,775
    1,000  Ultrak Inc *                         9,281
                                            ---------
                                              199,244

Computer Graphics - 2.62%
    2,300  Diamond Multimedia Systems *        34,213
    3,300  Mentor Graphics *                   32,381
    5,000  S3 Inc *                            35,313
   18,000  Scitex Corp. Ltd. Ord Israel *     200,250
    8,700  Silicon Graphics Inc. *            121,256
                                              423,413

Computer Integrated Systems - 0.92%
    3,000  Oracle Corp. *                      94,688
    7,000  System Software Assoc. Inc. *       54,031
                                              148,719

Computer Services - 0.48%
      600  Computer Sciences Corp.             33,000
    6,200  Intelligent Electronics Inc. *      44,756
                                               77,756

Computer Software - 2.95%
    1,000  Broderbund Software *               18,250
    1,600  Electonics For Imaging *            41,600
    6,300  Informix Corp. *                    53,550
      800  Integrated Systems Inc *            17,250
    1,600  Learning Inc *                      37,000
    5,400  Macromedia Inc. *                   80,325
    2,300  Netscape Communications *           41,831
    6,000  Novell Inc. *                       64,313
    1,700  Remedy Corp *                       33,363
    6,000  Wall Data Inc. *                    90,000
                                            ---------
                                              477,482

Computer-Local Network - 1.20%
    1,800  3 Com Corp. *                       64,688
      600  Bay Networks Inc. *                 16,275
    1,500  Fore Systems *                      23,625
    3,200  Madge Networks N.V. *               19,800
    7,000  Shiva Corp *                        70,000
                                            ---------
                                              194,388

Computer-Mainframes - 0.12%
    1,000  Unisys Corp *                       19,000
                                            ---------

    Units   Description                         Value

Computer-Mini/Micro - 1.64%
    2,800  Apple Computer Inc. *               77,000
      800  Compaq Computer Corp.               20,700
    1,800  Data General Corp *                 32,063
      700  Gateway 2000 *                      32,725
      300  Hewlett-Packard Co.                 19,013
    2,700  Micron Electronics *                34,256
      500  NCR Corp. *                         16,531
      800  Sun Microsystems *                  33,375
                                            ---------
                                              265,663

Computer-Peripheral Eqpmt - 6.22%
    4,300  Adaptec Inc. *                      84,387
   10,000  Alliance Semiconductor *            75,000
   12,600  Applied Magnetics Corp. *          145,687
    3,100  C-Cube Microsys *                   57,738
    2,200  Encad Inc *                         28,738
      500  HMT Tech Corp *                      6,469
      800  Hutchinson Technology Inc. *        21,200
    5,700  Imation Corp *                     105,450
    3,500  Iomega Corp *                       24,281
    2,300  Komag Inc. *                        33,350
    6,200  Read Rite Corp. *                   85,638
    6,800  Seagate Technology Inc. *          171,700
    9,500  Western Digital Corp. *            166,844
                                            ---------
                                            1,006,482

Container-Metal/Glass - 0.10%
      300  Crown Cork & Seal Co                16,050
                                            ---------

Diversified Operation - 2.63%
      900  Allied Signal                       37,800
    2,200  Corning Inc. Glass Works            97,350
    5,500  Ikon Office Solutions              190,094
      300  Minnesota Mining & Manuf. Co.       27,300
    7,500  Sybase Inc. *                       72,422
                                              424,966

Electronic Components - 0.21%
      500  Jabil Circuit *                     16,656
      500  SCI Systems *                       17,813
                                            ---------
                                               34,469

Electronic Connectors - 0.41%
    1,500  AMP Inc.                            65,719
                                            ---------

Electronic Equipment - 0.15%
      300  Honeywell Inc.                      24,806
                                            ---------


Electronic Parts-Distributor - 0.10%
      800  Kent Electronics *                  16,850
                                            ---------

    Units   Description                         Value

Electronic Products/Misc - 1.92%
    1,600  Hitachi Ltd                        117,600
    8,200  Inco Ltd                           153,238
    1,700  Input/Output *                      39,738
                                            ---------
                                              310,576

Electronic-Semiconductors - 10.43%
    4,900  Advanced Micro Devices Inc. *      142,406
    1,000  ANADIGICS Inc *                     13,063
    1,500  Applied Materials Inc. *            52,969
    5,700  Atmel Corp. *                       85,856
    2,900  Cirrus Logic Inc. *                 29,362
   11,000  Cypress Semiconductor *            110,687
      700  DSP Communications *                11,944
    4,500  Electroglas Inc *                   72,000
    9,000  Ess Tech Inc *                      57,375
    1,800  Integrated Device Tech Inc. *       25,313
    5,200  Integrated Silicon Solution *       47,125
    1,700  Intel Corp.                        132,706
    1,000  Integrated Process Equip *          20,125
    4,600  International Recti- Fier *         54,050
    1,600  KLA-Tencor Corp. *                  61,200
    1,700  Kulicke & Soffa Industries *        36,975
    2,400  Lam Research Corp. *                67,500
    2,100  LSI Logic Group *                   53,025
    3,500  MEMC Electronics *                  55,563
    2,300  Micron Technology Inc. *            66,844
    2,200  Motorola Inc.                      133,650
    3,100  National Semiconductor Corp. *      64,906
    5,500  Network Peripherals Inc *           37,813
    6,700  Oak Technology *                    42,294
    6,000  OPTI Inc *                          43,125
    1,300  Teradyne Inc. *                     52,081
      400  Texas Instruments Inc.              21,650
    6,200  Tseng Labs Inc. *                   12,981
    3,600  VLSI Technology Inc. *              67,500
      400  Xilinx Inc. *                       14,975
                                            ---------
                                            1,687,063

Fertilizers - 0.51%
      500  IMC Global Inc                      19,031
    9,000  Phosphate Resources Parners Lp      64,125
                                               83,156

Finance-Consumer Loans - 0.18%
    4,700  Arcadia Financial Ltd. *            29,669
                                            ---------

Finance-Investment Brokers - 0.09%
      600  E Trade Group *                     14,963
                                            ---------

Finance-Mortgage & Rel Svcs - 1.76%
    4,500  Aames Financial Corp                62,438
   11,200  Cityscape Financial *                5,950
    4,600  Green Tree Financial Corp.         130,813
      800  Money Store Inc                     25,550
    3,400  United Companies Finl               60,563
                                            ---------
                                              285,314

    Units   Description                         Value

Financial Services Misc - 1.25%
    2,883  Advanta Corp                        64,867
   13,200  Medaphis Corp. *                   137,775
                                            ---------
                                              202,642

Food-Misc Preparation - 2.50%
    1,351  Archer Daniels-Midland Co.          29,637
   26,100  Chiquita Brands Intl Inc.          357,244
      400  Kellogg Co.                         17,250
                                            ---------
                                              404,131

Funeral Services & Related - 0.34%
    2,200  Loewen Group                        55,550
                                            ---------

Hotels & Motels - 0.14%
      700  Hilton Hotels Corp.                 22,312
                                            ---------

Household Appliances - 1.40%
   14,100  Singer Co.                         148,931
      700  Sony Corp                           59,544
      400  Sunbeam Oster Co                    17,650
                                            ---------
                                              226,125

Housewares - 1.06%
      500  Rubbermaid Inc.                     14,250
    7,600  Shaw Industries Inc.               111,625
    1,700  Tupperware Corp                     45,263
                                            ---------
                                              171,138

Insurance-Life/Property/Casual - 0.57%
    1,100  Aetna Life & Casualty Co.           91,781

Lasers-Systems/Components - 0.80%
    4,800  Cymer, Inc *                        96,900
    1,581  Lca-Vision Inc Com *                 2,816
    5,500  Summit Technology Inc. *            29,906
                                            ---------
                                              129,622

Leisure Products - 0.38%
      600  Callaway Golf                       17,400
    3,800  Oakley Inc *                        43,700
                                            ---------
                                               61,100

Leisure Services - 0.62%
    6,000  Hollywood Entertainment *           84,000
      700  Mirage Resorts, Inc. *              17,019
                                            ---------
                                              101,019

    Units   Description                         Value

Machinery-Constrct/Mining/Farm - 0.14%
      400  Caterpillar Inc.                    22,025
                                            ---------

Machinery-Electrical Eqpmt - 0.17%
      800  CBS Corp                            27,150
                                            ---------

Medical Instruments/Products - 1.36%
      800  Boston Scientific Corp. *           54,000
    1,800  Idexx Laboratories Inc *            32,400
      600  St Jude Medical Inc *               20,062
    2,900  U.S. Surgical Corp.                 95,700
    1,500  Vivus Inc *                         17,625
                                            ---------
                                              219,787

Medical-Biomed/Genetics - 0.90%
      900  Amgen Inc. *                        54,787
      400  Biogen Inc. *                       19,275
      500  Centocor Inc *                      22,313
      500  Chiron Corp. *                      10,469
    7,000  Liposome Inc. *                     38,937
                                            ---------
                                              145,781

Medical-Drugs - 1.04%
    5,500  Carter Wallace Inc.                100,719
      800  Dura Pharmaceutical *               19,700
      300  Lilly, Eli & Co.                    17,888
      700  Perrigo Co *                         8,575
      500  Pharmacia Upjohn                    21,875
                                            ---------
                                              168,757

Medical-Generic Drugs - 0.95%
    2,900  Copley Pharmaceutical *             20,300
   11,500  Ivax Corporation *                 100,625
    1,400  Mylan Laboratories Inc.             32,200
                                            ---------
                                              153,125

Medical-Health Maint Org - 2.25%
    2,600  Columbia/HCA Healthcare Corp.       83,850
    1,300  Humana Inc. *                       32,256
    5,962  Olsten Corp.                        94,647
    9,100  Oxford Health Plans *              135,931
    1,000  PHP Healthcare Corp *               16,500
                                            ---------
                                              363,184

Medical-Outpatient/Home Care - 0.83%
    7,500  Apria Healthcare Group *            66,563
   12,554  Coram Healthcare *                  32,954
    3,500  Medical Resources Inc *             18,484
      700  Phycor Inc *                        15,794
                                            ---------
                                              133,795

    Units   Description                         Value

Metal Ores-Gold/Non Ferrous - 3.62%
    1,700  Alcan Aluminium Ltd                 53,125
    4,000  ASA Limited                         90,000
    1,300  Asarco Inc                          34,694
    1,500  Barrick Gold Corp                   32,437
    4,000  Cyprus Amax Minerals Co.            66,500
    7,100  Homestake Mining Co.                77,212
    2,600  Newmont Mining Corp.                79,462
    6,000  Pegasus Gold                             0
      800  Phelps Dodge                        51,650
    6,200  Placer Dome Inc.                    81,762
      300  Reynolds Metals Co.                 18,431
                                            ---------
                                              585,273
Office Equipment & Supplies - 0.11%
    1,000  Danka Business Systems              18,375

Oil & Gas-Drilling - 0.11%
    1,500  Patterson Energy *                  17,250
                                            ---------

Oil & Gas-Field Services - 0.26%
      400  Halliburton Co.                     20,050
      300  Schlumberger Ltd.                   22,725
                                            ---------
                                               42,775

Oil & Gas-International Integ - 0.44%
      300  Chevron Corp.                       24,094
      300  Mobil Corp.                         22,987
      400  Texaco Inc.                         24,100
                                            ---------
                                               71,181

Oil & Gas-Us Explore & Prod - 0.30%
    8,100  Chesapeake Energy                   48,094
                                            ---------

Oil & Gas-Us Integrated - 0.16%
      300  Amoco Corp.                         25,912
                                            ---------

Oil Refining & Marketing - 0.07%
      600  Quaker State Corp                   11,287
                                            ---------

Paper & Paper Products - 0.10%
    1,000  Longview Fibre Co                   15,563
                                            ---------

Photo Equipment & Supplies - 0.56%
    1,400  Eastman Kodak Co.                   90,825
                                            ---------

Pollution Control-Eqpmt/Svcs - 0.34%
    1,600  Republic Industries *               41,300
      400  United States Filter *              14,050
                                            ---------
                                               55,350

Publishing-Books/News/Periodic - 0.67%
    1,200  Readers Digest Assoc Inc            32,775
    1,800  Scholastic Corp *                   76,050
                                              108,825

Retail-Apparel/Shoe - 1.14%
    3,800  Ann Taylor Stores Corp. *           62,462
    1,600  Designs Inc. *                       3,200
    2,500  Gucci Group Nv                     118,750
                                              -------
                                              184,412

    Units   Description                         Value

Retail-Department Stores - 4.97%
   46,000  K Mart Corporation *               767,625
      500  Saks Holdings Inc *                 12,500
      400  Sears Roebuck & Co.                 22,975
                                            ---------
                                              803,100

Retail-Discount & Variety - 1.12%
    1,600  Toys-R-Us Inc. *                    48,200
    5,300  Woolworth Corp. *                  132,500
                                            ---------
                                              180,700

Retail-Diversified/Misc - 0.98%
    5,700  Petsmart Inc *                      60,919
    5,100  Sports Authority Inc *              83,513
    1,300  Sunglass Hut Intl Inc *             13,650
                                            ---------
                                              158,082

Retail-Food & Restaurant - 1.37%
    9,200  Boston Chicken *                    46,287
    5,900  Fleming Companies Inc              116,894
    3,700  Planet Hollywood *                  40,122
    1,200  Rainforest Cafe Inc *               18,000
                                            ---------
                                              221,303

Retail-Home Furnishings - 0.24%
    7,600  Bombay Co Inc. *                    38,000
                                            ---------

Retail-Mail Order & Direct - 0.30%
    3,000  Micro Warehouse Inc. *              48,937

Retail-Supermarkets - 0.11%
      700  American Stores                     18,200
                                            ---------

Retail/Wholesale Computers - 0.17%
    1,500  CHS Electronics *                   28,125
                                            ---------

Retail/Wholesale-Jewelry - 0.03%
    2,500  Service Merchandise Co Inc. *        5,000

Retail/Wholesale-Office Supplies - 0.67%
    9,000  Corp Express *                      89,719
    1,000  Office Max *                        17,875
                                            ---------
                                              107,594

Rubber-Tires - 0.18%
    1,200  Cooper Tire & Rubber Co.            28,500
                                            ---------

    Units   Description                         Value

Shoes & Related Apparel - 2.23%
      900  Brown Group Inc                     12,937
    1,000  Donna Karan Int'l *                 13,313
    7,900  FILA Holdings                      185,156
    2,000  Nike Inc.                           88,500
    1,400  Reebok Int'l Ltd. *                 42,700
    1,300  Stride Rite Corp.                   17,631
                                            ---------
                                              360,237
Soap & Cleaning Preparations - 0.19%
    2,200  USA Detergents, Inc *               30,113

Steel-Producers - 2.59%
   15,800  Bethlehem Steel Corp. *            214,287
    3,500  Birmingham Steel                    57,313
    2,900  LTV Corp. New                       38,063
      500  USX - U.S. Steel Group New          18,875
    5,500  WHX Corp. *                         89,719
                                            ---------
                                              418,257

Telecommunication Equipment - 3.87%
    1,800  ADC Telecommunications Inc. *       49,612
    1,000  Andrew Corp. *                      19,813
    7,700  Antec Corp. *                      115,500
    1,400  California Microwave Inc. *         29,925
    1,000  Dsc Communications Corp. *          18,187
    5,500  Glenayre Tech *                     68,750
    3,000  Newbridge Networks Corp. *          80,625
   12,000  Picturetel Corp *                   81,000
    7,000  Scientific-Atlanta Inc             136,937
    4,196  Vtel Corporation *                  25,701
                                            ---------
                                              626,050

Telecommunications Services - 1.47%
    1,000  Excel Communications *              23,563
    2,560  Hongkong Telecom                    53,600
      800  MCI Communications Corp.            39,600
   12,300  PT Telkominkasi                    120,694
                                            ---------
                                              237,457

Textile-Apparel/Mill Products - 0.40%
    1,600  Fruit Of The Loom Inc. *            49,000
    4,700  Starter Corp. *                     15,275
                                            ---------
                                               64,275

Tobacco - 0.10%
      400  Philip Morris Companies Inc.        16,675

    Units   Description                         Value

* Non Income Producing.
Transport-Air Freight - 0.13%
      300  Fdx Corp *                          21,338
                                            ---------

Transportation-Rail - 0.14%
      400  Union Pacific Corp.                 22,525
                                            ---------

Transportation-Truck - 0.67%
    9,900  American Freightways *             108,900
                                            ---------

Utility-Electric Power - 2.82%
    1,300  Edison Intl                         38,187
    1,600  Entergy Corp. New                   47,600
    4,122  First Energy                       127,009
    2,000  Niagara Mohawk *                    26,000
    9,100  Northeast Utility *                130,244
    2,200  PG & E Corp                         72,600
      400  Public Services Enterprises         15,100
                                              456,740

Utility-Telephone - 0.37%
    1,000  Telefonica De Argentina             38,063
      400  Telefonos De Mexico Ads             22,550
                                            ---------
                                               60,613

Total Common Stocks
     (Cost $13,274,027)                   $14,938,427
                                          ===========

SHORT TERM INVESTMENTS - 8.26%

1,336,382   Star Treasury Fund              1,336,382
                                          -----------

Total Short Term Investments
     (Cost $1,336,382)                      1,336,382
                                          ===========

Other assets less liabilities - (0.62)%      (100,986)
                                           -----------

Total Net Assets - 100.00%                $16,173,823
                                          ===========

                               JHAVERI VALUE FUND
                              FINANCIAL HIGHLIGHTS
                  For a share outstanding throughout the period

                                     For the year  For the year   For the period
                                        ended         ended      5/1/95* through
                                       3/31/98       3/31/97        3/31/96

Net asset value - beginning of period     $12.64      $12.38         $12.00

INCOME FROM INVESTMENT OPERATIONS

Net investment income (loss)                (.09)       (.11)           .00
Net gain on investments both
    realized and unrealized                 3.97        1.27            .79
                                          -------      ------         ------

Total from investment operations            3.88        1.16            .79

LESS DISTRIBUTIONS

Dividends from net investment income           -           -           (.04)
Dividends from capital gains               (2.45)       (.90)          (.37)
                                           ------      ------         ------

Net asset value - end of period           $14.07      $12.64         $12.38
                                          =======     =======        =======

Total Return                               33.74%       9.23%          7.45%**

RATIOS/SUPPLEMENTAL DATA

Net assets, end of period (in 000's)      16,174      11,104          9,124
Ratio of expenses to average net assets     2.50%       2.50%          2.50%**
Ratio of net investment income (loss)
    to average net assets                   (.70)%      (.87)%         (.02)%**
Portfolio turnover rate                    58.92%      54.48%         45.23%
Average commission rate paid               .0425       .0363              -




*Commencement of Operations
**Annualized

                               JHAVERI VALUE FUND
                       STATEMENT OF ASSETS AND LIABILITIES
                                 March 31, 1998



ASSETS

Investments in securities at value (cost $14,610,409)                16,274,809
Receivable for securities sold                                           50,013
Receivable for dividends and interest                                     9,799
                                                                  -------------
    Total assets                                                     16,334,621

LIABILITIES

Payable for investment securities purchased                             127,065
Payable for Fund shares redeemed                                              0
Accrued operating expenses & other                                       33,733
                                                                   ------------
    Total Liabilities                                                   160,798

NET ASSETS

Net assets (equivalent to $14.07 per share based on
    1,149,516 shares of capital stock outstanding)                   16,173,823
                                                                   ============

Composition of Net Assets:

Paid in capital                                                      14,060,633
Accumulated net realized gain on investments                            448,790
Net unrealized appreciation/(depreciation) on investments             1,664,400
                                                                   ------------

NET ASSETS, March 31, 1998                                           16,173,823
                                                                   ============

    The accompanying notes are an integral part of these financial statements

                               JHAVERI VALUE FUND
                             STATEMENT OF OPERATIONS
                                 For year ended
                                 March 31, 1998



INVESTMENT INCOME

Interest                                                                173,629
Dividends                                                                74,832
                                                                    -----------
Total Investment Income                                                 248,461
                                                                    -----------

EXPENSES
Operating Expenses (Note 3)                                             344,408
                                                                    -----------

Net investment income/(loss)                                            (95,947)

Net realized gain on securities transactions                          2,288,317

Net change in unrealized appreciation/(depreciation)
     on investments                                                   1,809,583

Net gain on investments                                               4,097,900

Net increase in net assets resulting from operations                  4,001,953
                                                                    ===========

    The accompanying notes are an integral part of these financial statements

                               JHAVERI VALUE FUND
                       STATEMENT OF CHANGES IN NET ASSETS


                                                      For the year  For the year
                                                          ended         ended
                                                         3/31/98       3/31/97

INCREASE IN NET ASSETS FROM OPERATIONS:

Net investments income (loss)                           $(95,947)      $(91,581)
                                                      ------------- ------------

Net realized gain on securities transactions           2,288,317      1,118,701

Net change in unrealized appreciation/(depreciation)
     of investments                                    1,809,583        (98,063)
                                                    ------------    ------------

Net increase in net assets resulting from operations   4,001,953        929,057
                                                    ------------     -----------

DISTRIBUTION TO SHAREHOLDERS:

From net investment income                                     0              0
From net realized gain investments                    (2,234,618)      (731,713)

FUND SHARE TRANSACTIONS:

Net proceeds from shares sold                          2,012,817      1,883,314
Dividends reinvested                                   2,234,618        730,776
Payment for shares redeemed                             (855,317)      (921,415)
                                                    -------------   ------------

Net increase in net assets from fund
  share transactions                                   3,392,118      1,692,675
                                                     ------------    -----------

Net increase in net assets                             5,159,453      1,890,019
                                                     ------------    -----------

NET ASSETS:

Beginning of period                                   11,014,370      9,124,351
                                                     ------------    -----------

End of period                                        $16,173,823    $11,014,370
                                                    ============= ==============

    The accompanying notes are an integral part of these financial statements

                               JHAVERI VALUE FUND
                          NOTES TO FINANCIAL STATEMENTS
                                  March 31,1998

Note 1. Organization

The Jhaveri Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management Investment Company. The Trust was established under the laws of Ohio by an Agreement and Declaration of Trust dated January 18, 1995 (the "Trust Agreement"). The Trust Agreement permits the Trustees to issue an unlimited number of shares of beneficial interest of separate series without par value. Shares of one series have been authorized, which shares constitute the interests in the Jhaveri Value Fund (the "Fund"). The Fund's investment objective is to provide long term capital appreciation. The Fund seeks to achieve its objective by investing primarily in a broad range of common stocks believed by its Adviser to have above average prospects for appreciation, based on a proprietary investment model developed by the Adviser.

Note 2.  Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

Security Valuation-Securities which are traded on any exchange or on the NASDAQ over-the-counter market are valued at the last quoted sale price. Lacking a last sale price, a security is valued at its last bid price except when, in the Adviser's opinion, the last bid price does not accurately reflect the current value of the security. All other securities for which over-the-counter market quotations are readily available are valued at their last bid price. When market quotations are not readily available, when the Adviser determines the last bid price does not accurately reflect the current value or when restricted securities are being valued, such securities are valued as determined in good faith by the Adviser, in conformity with guidelines adopted by and subject to review of the Board of Trustees of the Trust.

Fixed income securities generally are valued by using market quotations, but may be valued on the basis of prices furnished by a pricing service when the Adviser believes such prices accurately reflect the fair market value of such securities. A pricing service utilizes electronic data processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. When prices are not readily available from a pricing service, or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Adviser, subject to review of the Board of Trustees. Short term investments in fixed income securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued by using the amortized cost method of valuation, which the Board has determined will represent fair value.

Federal Income Taxes-The Fund intends to qualify each year as a "Regulated Investment Company" under the Internal Revenue Code of 1986, as amended. By so qualifying, the Fund will not be subject to federal income taxes to the extent that it distributes substantially all of its net investment income and any realized capital gains.

Dividends and Distributions-The Fund intends to distribute substantially all of its net investment income as dividends to its shareholders on an annual basis. The Fund intends to distribute its net long-term capital gains and its net short-term capital gains at least once a year.

Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Other-The Fund follows industry practice and records security transactions on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrued basis. Discounts and premiums on securities purchased are amortized over the life of the respective securities.

Note 3. Investment Advisory Agreement

The Trust has an investment advisory agreement with Investments Technology, Inc Ramesh C. Jhaveri and Saumil R. Jhaveri may be deemed to be controlling persons and affiliates of the Adviser due to their ownership of its shares and their positions as officers and directors of the Adviser. They, because of such affiliation, may receive benefits from the management fees paid to the Adviser.

Under the terms of the management agreement, (the "Agreement"), the Adviser manages the Fund's investments subject to approval of the Board of Trustees and pays all of the expenses of the Fund except brokerage, taxes, interest, expenses incurred in connection with the organization and initial registration of its shares and extraordinary expenses. As compensation for its management services and agreement to pay the Fund's expenses, the Fund is obligated to pay the Adviser a fee computed and accrued daily and paid monthly at an annual rate of 2.50% of the average daily net assets of the Fund. In this regard, it should be noted that most investment companies pay their own operating expenses directly, while the Fund's expenses, except those specified above, are paid by the Adviser. For the year ended March 31, 1998, the Adviser has received a fee of $344,408 from the Fund.

Note 4. Distributions to Shareholders

On December 12, 1997, a distribution of $2.4496 aggregating $2,234,618 was declared from net realized gains from investment transactions (including $1.758 applicable to short-term gains that are taxable to shareholders as ordinary income dividends) during 1997. The dividend was paid December 12, 1997, to shareholders of record on December 11, 1997.

Note 5. Capital Share Transactions

As of March 31, 1998 there was an unlimited number of no par value shares of capital stock authorized for the Fund. Transactions in capital stock were as follows:

                                         For the year ended
                                         March 31, 1998
                                      Shares              Amount
Shares sold                          157,149           $2,012,817
Shares issued in
     reinvestment of dividends       183,768            2,234,618
Shares redeemed                     (62,530)            (855,317)
                                    --------            ---------
Net increase                         278,387           $3,392,118
                                     =======           ==========

Share outstanding/Paid in capital
     Beginning of Period             871,129          $10,668,515
     End of Period                 1,149,516          $14,060,633
                                   =========          ===========

Note 6. Investments

For the year ended March 31, 1998 purchases and sales of investment securities, other than short-term investments, aggregated $11,477,349 and $8,117,271 respectively. The gross unrealized appreciation for all securities totaled
$2.582,135 and the gross unrealized depreciation for all securities totaled $917,735 or a net unrealized appreciation of $1,664,400. The aggregate cost of securities for federal income tax purposes at March 31, 1998 was $14,610,409.

Note 7. Reclassification of Capital Accounts

The Fund has adopted Statement of Position 93-2, Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies. As a result of this statement, the Fund changed the classification of distributions to shareholders to better disclose the difference between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, undistributed net investment loss and undistributed capital gains have been adjusted as of March 31, 1998 in the following amounts. These restatements did not affect net investment income, net realized gain (loss) or net assets for the year ended March 31, 1998.

         Undistributed Net Investment Loss           Realized Capital Gains
                  95,947                                      (95,947)

                       INDEPENDENT AUDITOR'S REPORT



To The Shareholders and
Board of Trustees
Jhaveri Value Fund

We have audited the accompanying statement of assets and liabilities of Jhaveri Value Fund, including the schedule of portfolio investments, as of March 31, 1998, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the two years and for the period from May 1, 1995 (commencement of operations) to March 31, 1996 in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held by the custodian as of March 31, 1998, by
correspondence with the custodian and brokers.   An audit also
includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Jhaveri Value Fund as of March 31, 1998, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the two years and for the period from May 1, 1995 (commencement of operations) to March 31, 1996 in the period then ended, in conformity with generally accepted accounting principles.




McCurdy & Associates CPA's, Inc.
Westlake, Ohio
April 21, 1998